PRESS RELEASE

ZALTRAP™ (aflibercept) Significantly Improved Survival

in Previously Treated Metastatic Colorectal Cancer Patients

- Results from Pivotal Phase III VELOUR Trial to be Presented at the ESMO World Congress on Gastrointestinal Cancer -

Paris, France and Tarrytown, NY - June 6, 2011 - Sanofi (EURONEXT: SAN and NYSE: SNY) and Regeneron Pharmaceuticals, Inc. (Nasdaq: REGN) today announced that data showing that the investigational agent ZALTRAP™ (aflibercept), also known as VEGF Trap, significantly improved survival in previously treated metastatic colorectal cancer patients will be presented at the ESMO World Congress on Gastrointestinal Cancer on June 25, 2011. The abstract (#0-0024) was published in the June 2011 supplement to Annals of Oncology.

Patients with metastatic colorectal cancer (mCRC) previously treated with oxaliplatin were randomized to receive ZALTRAP™ or placebo in combination with the FOLFIRI regimen (irinotecan-5-fluorouracil-leucovorin). The addition of ZALTRAP™ to the FOLFIRI regimen significantly improved both overall survival (HR=0.817; p=0.0032) and progression-free survival (HR=0.758; p=0.00007). A similar effect was seen with ZALTRAP™ therapy whether or not patients had received prior bevacizumab therapy.

Grade 3 or 4 adverse events (AEs) that occurred with a more than 2 percent greater incidence in the ZALTRAP™ arm than in the placebo arm included diarrhea, asthenia/fatigue, stomatitis/ulceration, infections, hypertension, GI/abdominal pains, neutropenia, neutropenic complications and proteinuria. Deaths on study treatment due to AEs occurred in 2.6 percent of patients in the ZALTRAP™ arm and in 1.0 percent of patients in the placebo arm.

“We are excited by these results and are committed to bringing this novel therapy to patients as soon as possible,” said Debasish Roychowdhury, M.D., Senior Vice President and Head, Sanofi Oncology. “We plan to submit regulatory applications for marketing approval to the U.S. Food and Drug Administration and the European Medicines Agency in the second half of the year.”

“These results highlight the potential utility of our novel anti-VEGF therapy in cancer settings where there continue to be significant medical need,” said George D. Yancopoulos, M.D., Ph.D., Chief Scientific Officer of Regeneron and President of Regeneron Research Laboratories. “We look forward to further developing ZALTRAP™ using innovative combinations that can help advance the management of patients with cancer.”

The VELOUR study was a multinational, randomized, double-blind trial comparing FOLFIRI in combination with either ZALTRAP™ or placebo in the treatment of patients with mCRC. The study randomized 1,226 patients with mCRC who previously had been treated with an oxaliplatin-based regimen. Approximately 30 percent of patients in the trial received prior bevacizumab therapy. The primary endpoint was an improvement in overall survival. Secondary endpoints included progression-free survival, response to treatment, and safety.

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About ZALTRAP™ (aflibercept) and the Clinical Development Program

ZALTRAP™, also known as VEGF Trap, is an investigational angiogenesis inhibitor with a unique mechanism of action. This fusion protein binds all forms of Vascular Endothelial Growth Factor-A (VEGF-A), as well as VEGF-B and placental growth factor (PIGF), additional angiogenic growth factors that appear to play a role in tumor angiogenesis and inflammation. ZALTRAP™ has been shown to bind VEGF-A, VEGF-B, and PlGF with higher affinity than their native receptors.

Sanofi Oncology and Regeneron are collaborating on a broad oncology development program, combining the investigational agent ZALTRAP™ with common chemotherapy regimens in the treatment of patients with advanced cancers. In addition to VELOUR, the program includes one Phase III trial and one Phase II trial, both of which are fully enrolled:

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VENICE: First-line treatment for hormone-refractory metastatic prostate cancer in combination with docetaxel and prednisone (Phase III). An interim analysis is expected to be conducted by an Independent Data Monitoring Committee in mid 2011; final results are anticipated in 2012.

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AFFIRM: First-line treatment in metastatic colorectal cancer in combination with 5-fluorouracil, leucovorin and oxaliplatin (FOLFOX) (Phase II). Final results are expected during the second half of 2011.

About Colorectal Cancer

Worldwide, colorectal cancer is the third most commonly diagnosed cancer in males and the second most in females, with more than 1.2 million new cases diagnosed in 2008. Colorectal cancer is one of the deadliest cancers and was responsible for more than 600,000 deaths in 2008 alone. In Europe the overall survival rate is 43 percent, whereas in the United States it is 62 percent; these numbers drop considerably when the cancer spreads to distant organs. The risk of colorectal cancer increases with age – in developed countries, more than 90 percent of cases are diagnosed in individuals older than age 50.

About Sanofi Oncology

Based in Cambridge, Massachusetts, and Vitry, France, Sanofi Oncology is dedicated to translating science into effective cancer therapeutics to address unmet medical needs for patients with cancer. Starting with a deep understanding of the mechanisms by which cancer develops, grows and spreads, the company employs innovative approaches in drug discovery, clinical development and partnerships to bring the right medicines to the right patients with the goal of helping cancer patients live healthier and longer lives.

Sanofi Oncology is committed to the pursuit of science and innovative cancer therapies. We believe in partnership with leading experts, and combining that expertise with our own internal scientific strength and heritage. There are currently more than 10 compounds in clinical development including small molecules and biological agents.

About Sanofi

Sanofi, a global and diversified healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, rare diseases, consumer healthcare, emerging markets and animal health. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

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About Regeneron Pharmaceuticals, Inc.

Regeneron is a fully integrated biopharmaceutical company that discovers, develops, and commercializes medicines for the treatment of serious medical conditions. In addition to ARCALYST® (rilonacept) Injection for Subcutaneous Use, its first commercialized product, Regeneron has therapeutic candidates in Phase III clinical trials for the potential treatment of gout, diseases of the eye (wet age-related macular degeneration, central retinal vein occlusion, and diabetic macular edema), and certain cancers. Additional therapeutic candidates developed from proprietary Regeneron technologies for creating fully human monoclonal antibodies are in earlier stage development programs in rheumatoid arthritis and other inflammatory conditions, pain, cholesterol reduction, allergic and immune conditions, and cancer. Additional information about Regeneron and recent news releases are available on Regeneron’s web site at www.regeneron.com.

Sanofi Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2010. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Regeneron Forward-Looking Statements

This news release includes forward-looking statements that involve risks and uncertainties relating to future events and the future financial performance of Regeneron, and actual events or results may differ materially from these forward-looking statements. These statements concern, and these risks and uncertainties include, among others, the nature, timing, and possible success and therapeutic applications of Regeneron’s product candidates and research and clinical programs now underway or planned, the likelihood and timing of possible regulatory approval and commercial launch of Regeneron’s late-stage product candidates, determinations by regulatory and administrative governmental authorities which may delay or restrict Regeneron’s ability to continue to develop or commercialize Regeneron’s product and drug candidates, competing drugs that may be superior to Regeneron’s product and drug candidates, uncertainty of market acceptance of Regeneron’s product and drug candidates, unanticipated expenses, the availability and cost of capital, the costs of developing, producing, and selling products, the potential for any license or collaboration agreement, including Regeneron’s agreements with the Sanofi Group and Bayer HealthCare, to be canceled or terminated without any product success, and risks associated with third party intellectual property and pending or future litigation relating thereto. A more complete description of these and other material risks can be found in Regeneron’s filings with the United States Securities and Exchange Commission, including its Form 10-K for the year ended December 31, 2010 and Form 10-Q for the quarter ended March 31, 2011. Regeneron does not undertake any obligation to update publicly any forward-looking statement, whether as a result of new information, future events, or otherwise, unless required by law.

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Contacts

Sanofi:

Lauren Musto

Oncology Division Communications

Tel: 1 (617) 665-4618; Mobile 1(781) 572-1147

E-mail: lauren.musto@sanofi-aventis.com

Marisol Peron

Corporate Media Relations

Tel: +33 (0) 1 53 77 45 02; Mobile: +33 (0) 6 08 18 94 78

E-mail: marisol.peron@sanofi-aventis.com

Regeneron:

Michael Aberman, M.D.

Investor Relations

Tel 1 (914) 345-7799

E-mail: michael.aberman@regeneron.com

Peter Dworkin

Media Relations

Tel: 1 (914) 345-7640

E-mail : peter.dworkin@regeneron.com

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